SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NU HOLDINGS LTD.

CNPJ/ME No. 24.410.913/0001-44

Public Company

CVM Code # 80209

NOTICE TO HOLDERS OF DEPOSITARY RECEIPTS - BDRS LEVEL III

Nu Holdings Ltd. (NYSE: NU | B3: NUBR33) (“Nu” or the “Company”), in continuity to the Notice to Holders of Depositary Receipts – BDRs Level III, disclosed on July 10, 2023 (“Notice"), hereby informs that on this date the Definition Period for Level III BDR holders to make their choices among the possible alternatives within the scope of the discontinuity plan of the Level III BDR Program closed.

Based on item 4.2.1 of the Notice to Holders published on 07/10/2023, the Company informs that the redemption provision value per Level III BDR subject to the Sales Procedure is USD 1.2899, which corresponds to the price closing price of Class A Common Shares on the NYSE on August 10, 2023, adjusted per BDR (“Reference Value in USD - US Dollar”). The Reference Value in USD converted into Reais in accordance with the “PTAX” rate of August 11, 2023, as disclosed through the electronic address of the Brazilian Central Bank on the internet, corresponds to R$ 6.3104 (“Value of Reference in Reais”).

THE REFERENCE VALUES IN USD AND IN BRL SHOULD BE CONSIDERED ONLY ESTIMATES AND, AS SUCH, THE FINAL PRICE IN BRL TO BE PAID TO LEVEL III BDRS HOLDERS FOR EACH BDR, DEDUCTED ALL APPLICABLE TAXES, MAY BE HIGHER, LOWER OR EQUAL THE REFERENCE VALUES. THE FINAL PRICE TO BE PAID WILL DEPEND ON THE RESULTS OF THE SALES PROCEDURE, WHICH IS EXPECTED TO START ON AUGUST 21, 2023.

The Company will timely release a new Notice to BDR Holders informing, among other information, (i) the average prices in Dollars per share/BDR, (ii) the estimated date of payment to Level III BDR holders in Brazil, and (iii) the final price in Reais to be paid for Level III BDRs to Level III BDR holders, from which all taxes eventually due under applicable law will be deducted.

Finally, the Company reiterates that, as disclosed in the Notice, trading in B3 of Unsponsored Level I BDRs will begin on August 14, 2023. The delivery of Unsponsored Level I BDRs to investors who have opted for the Receipt of Unsponsored Level I BDRs will occur until August 16, 2023.

São Paulo, August 11, 2023.

NU HOLDINGS LTD.

Jörg Friedemann

Legal Representative of the Company in Brazil

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  August 11, 2023